SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No. 3)*

BARCLAYS PLC
(Name of Issuer)

Ordinary Shares, nominal value 25p per share
(Title of Class of Securities)

06738E2041
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This Schedule 13G reports shares of the Issuer held by the Reporting Persons. The CUSIP number reported is for the American Depository Shares representing such shares.

CUSIP No.	06738E204

1	NAMES OF REPORTING PERSONS Qatar Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Qatar

	5	SOLE VOTING POWER

NUMBER OF		1,017,455,690

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,017,455,690

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,017,455,690 (See Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.31% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	OO

(1)	Based on 16,113,310,549 ordinary shares outstanding as of December 31, 2013, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on February 3, 2014.
Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

Barclays plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Churchill Place
London E14 5HP
England

Item 2(a).	Name of Person Filing:

Qatar Holding LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Q-Tel Tower, 8th Floor, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value 25p per share

Item 2(e).	CUSIP Number:

06738E204

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,017,455,690

(b)	Percent of class: 6.31%
Page 3 of 6 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,017,455,690

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

1,017,455,690

(iv)	Shared power to dispose or to direct the disposition of

0

This report is being filed by Qatar Holding LLC on behalf of itself and its parent, Qatar Investment Authority, which may be deemed a beneficial owner of the 1,017,455,690 shares of the issuer beneficially owned by its wholly owned subsidiary, Qatar Holding LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.
Page 4 of 6 Pages

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

QATAR HOLDING LLC

	By:	/s/ Dr. Tariq Alsabbagh
		Name:	Dr. Tariq Alsabbagh
		Title:	Acting Director, Legal Department General Counsel

Page 6 of 6 Pages